

Mail Stop 3561

August 24, 2016

Via E-mail
Mr. Luciano Siani Pires
Chief Financial Officer
Vale S.A.
Avenida das Americas
No. 700 – Bloco 8, Sala 218
22640-100 Rio de Janeiro, RJ, Brazil

> **Re:** **Vale S.A.**
> **Form 20-F for the Year Ended December 31, 2015**
> **Filed March 31, 2016**
> **File No. 001-15030**

Dear Mr. Pires:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for Year Ended December 31, 2015

Financial Statements

Note 3. Information by business segment and by geographic area
a) Operating income (loss) and adjusted EBITDA, page F-16

1.    We note your disclosure that adjusted EBITDA is used by management to support the decision making process for segments. Please address the following:

   - Tell us the reasons for the change in your segment profitability measure from net income (loss) in the prior period to adjusted EBITDA in the current year. In future filings, provide the disclosures required by IFRS 8, paragraph 27(e).

- Clarify who is the CODM and whether adjusted EBITDA is the measure used by the CODM in evaluating performance and allocating resources. If so, explain to us the reasons for presenting the other two measures, segment operating income (loss) here and segment net income (loss) in note 3(c) and how your disclosures comply with IFRS 8, paragraph 26.

- In future filings, revise to provide reconciliations of the measure adjusted EBITDA to net income (loss) from continuing operations as required by IFRS 8, paragraph 28(b). Also, revise to include such reconciliations under Results of operations by segment on page 92.

Please provide us your proposed disclosure revisions to be included in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Myra Moosariparambil at (202) 551-3796 or Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3650 with any other questions.

Sincerely,

/s/Craig Arakawa

Craig Arakawa
Accounting Branch Chief
Office of Beverages, Apparel, and Mining